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                             June 24, 2021

       Jeffrey DeNunzio
       Chief Executive Officer
       Catapult Solutions, Inc.
       780 Reservoir Avenue, #123
       Cranston, RI 02910

                                                        Re: Catapult Solutions,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed June 14, 2021
                                                            File No. 000-56277

       Dear Mr. DeNunzio:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12G

       General

   1. We note your response to prior comment 1. However, it appears that the conversion of the Ambient Water
Corporation shares into Catapult Solutions, Inc. shares was a sale under Section 2(a)(3)
of the Securities Act because the overall transaction resulted in a fundamental change to
the nature of the shareholders    investment. Therefore, please
                                                        disclose in the filing
the risk that the company may have been required to register the transaction under
Section 5 of the Securities Act and that shareholders may have a right of recission under Section
12(a)(1) of the Securities Act.
 Jeffrey DeNunzio
FirstName   LastNameJeffrey DeNunzio
Catapult Solutions, Inc.
Comapany
June        NameCatapult Solutions, Inc.
      24, 2021
June 24,
Page  2 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction